EXHIBIT 21

LIST OF SUBSIDIARIES*

Jurisdiction of
Incorporation
or
Subsidiary	Organization
Golden Gate Doughnuts, LLC	North Carolina

HD Capital Corporation	Delaware

HDN Development Corporation	Kentucky

Hot Doughnuts Now International Ltd.	Switzerland

KK Asia Pacific Ltd.	Hong Kong

KK Canada Holdings, Inc.	North Carolina

Krispy K Canada Company	Nova Scotia, Canada

Krispy Kreme Canada, Inc.	North Carolina

Krispy Kreme Doughnut Corporation	North Carolina

Krispy Kreme International Ltd.	Switzerland

Krispy Kreme Management I, LLC	North Carolina

Krispy Kreme Management II, LLC	North Carolina

Krispy Kreme Management III, LLC	North Carolina

Krispy Kreme Mobile Store Company	North Carolina

North Texas Doughnuts, L.P.	Texas

Northeast Doughnuts, LLC	North Carolina

Panhandle Doughnuts, LLC	North Carolina

Southern Doughnuts, LLC	North Carolina

Southwest Doughnuts, LLC	North Carolina
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*	This list excludes non-material subsidiaries that are in the process of being dissolved.